Filed Purusant to
                                                            Rule 425

           EL PASO ENERGY CORPORATION AND THE COASTAL CORPORATION
                          ANNOUNCE MERGER AGREEMENT


     HOUSTON, TEXAS, JANUARY 18, 2000-El Paso Energy Corporation (NYSE:EPG) and The Coastal Corporation (NYSE:CGP) announced today the execution of definitive agreements for the merger of El Paso Energy and Coastal. The total value of the transaction is approximately $16 billion,
     including  $6  billion of assumed debt and preferred equity.   Each
     share of Coastal common stock and Class A common stock will be converted on a tax-free basis into 1.23 shares of El Paso Energy
     common  stock.   The  outstanding convertible  preferred  stock  of
     Coastal will be exchanged for El Paso Energy common stock on the same basis as if the preferred stock had been converted into
     Coastal  common  stock  immediately prior to  the  merger.   It  is
     expected that the merger will be completed during the fourth quarter of 2000 and be accounted for as a pooling of interests. The total enterprise value of the combined company will exceed $32 billion, with an equity value of approximately $19 billion.
          Ronald L. Kuehn, Jr., chairman of El Paso Energy Corporation, said, "This exciting combination of two strong companies will create a world-scale, integrated gas and power company which will clearly benefit from the convergence of these two industries."
          "The merger is expected to be accretive to El Paso's earnings per share immediately and add more than five percent to EPS in both 2001 and 2002," said William A. Wise, president and chief executive officer of El Paso Energy. "With this merger, El Paso Energy will become the only company that is one of the top five companies in every sector of the wholesale natural gas and power arena, including natural gas transmission, production, gathering and processing, marketing, and power generation. As power generation becomes the largest consumer of natural gas, we believe integration along the full value chain will enhance profitability in each segment of our business."
          "Coastal's growth strategies are in place to deliver double-digit earnings growth for the next several years," said David A. Arledge, chairman, president, and chief executive officer of The Coastal Corporation. "This transaction will provide the foundation of assets, personnel and financial strength to accelerate this growth and create a truly unique company which is a major player in all aspects of the converging North American natural gas and power markets."
          Mr. Wise added, "Our two companies complement each other in strategically compelling ways. El Paso Energy's coast-to-coast pipeline system reaches from the west coast to the southeastern United States and then moves upward along the eastern seaboard to key markets in the Northeast; Coastal's ANR pipeline system covers strategic areas across the Midwest and Great Lakes regions, and its Colorado Interstate Gas system traverses the Rockies. The combined interstate transmission system of the new company will consist of over 58,000 miles of pipeline reaching all the major growth areas in the country, accessing every key supply source in North America, and moving more gas than any other energy company in the world. The combined company will be the second largest gatherer of natural gas in the United States and the third largest U.S. producer of natural gas-after BP Amoco and ExxonMobil-with over 5 trillion
     cubic  feet  of  proved  gas  equivalent  reserves.   Together  the
     companies control over 12,000 net megawatts of power generation worldwide. This breakout move assures greater growth opportunities for each of our business units.
          "This merger is consistent with the strategy we have had in place for the past five years. We have acquired strategic assets,
     combined   them  efficiently,  enhanced  their  presence   in   the
     marketplace, effectively managed commodity volatility, and utilized our expanded platform to develop new growth opportunities," Mr.
     Wise  said.   "Our  track  record  of  successfully  combining  and
     operating  large  energy organizations is second  to  none.   After
     today's   announcement,   we  will  begin  immediately   assembling
     transition teams with key personnel from both organizations.   This
     process has proven effective in our previous mergers, ensuring that we  capture  the  best  ideas, practices, and personnel  from  each
     organization  and  achieve  a  smooth  transition   to   a   single
     organization immediately upon closing. We expect to realize at least $200 million in cost savings annually when the two companies are merged into one.
          "We  believe  the  increased size, scope,  and  scale  of  the combined company will enhance our ability to continue delivering double-digit earnings growth and provide additional opportunities
     in  the  telecommunications  and power  transmission  arenas.   The
     58,000 mile pipeline system will access over 70 percent of the U.S. population and provide secure, readily available pathways for data, voice, and power transmission," Mr. Wise continued.
          The combined company will be headquartered in Houston, Texas. Ronald L. Kuehn, Jr. will remain chairman of the board of El Paso Energy Corporation until December 31, 2000. At that time, William
     A.  Wise-the  current  president and  chief  executive  officer  of
     El Paso Energy-will assume the position of chairman in addition to continuing as president and chief executive officer of the new combined company. David A. Arledge, who is currently the chairman, president, and chief executive officer of The Coastal Corporation, will become the vice chairman and will oversee the non-regulated operations of the combined company. The Board of Directors for the combined company will consist of twelve directors-seven designated by El Paso Energy and five designated by Coastal.
          The merger is subject to customary conditions, including approval by the stockholders of both companies and receipt of
     certain  required  governmental approvals.   The  merger  agreement
     includes  customary  and  reciprocal  provisions  regarding   stock
     options,   non-solicitation,   termination   fees,   and    expense
     reimbursements.
          Donaldson, Lufkin & Jenrette Securities Corporation is  acting as El Paso Energy's financial advisor for the transaction, while Merrill Lynch & Co. is advisor to The Coastal Corporation. The law firm of Fried, Frank, Harris, Shriver & Jacobson is El Paso Energy's legal advisor, and Coastal is represented by the law firm of Skadden, Arps, Slate, Meagher & Flom, LLP.
          With over $16 billion in assets, El Paso Energy Corporation provides comprehensive energy solutions through its strategic business units: El Paso Natural Gas Company, Tennessee Gas Pipeline Company, Southern Natural Gas Company, El Paso Field Services
     Company,  El  Paso  Merchant  Energy Company,  El  Paso  Production
     Company,  and  El Paso Energy International Company.   The  company
     owns North America's largest natural gas pipeline system, both in terms of throughput and miles of pipeline, and has operations in natural gas transmission, gas gathering and processing, gas and oil
     production,   power  generation,  merchant  energy  services,   and
     international project development.  Visit El Paso Energy's web site at www.epenergy.com.
          The Coastal Corporation is a Houston-based energy holding company with consolidated assets of more than $14 billion and
     subsidiary   operations  in  natural  gas  transmission,   storage,
     gathering/processing  and marketing; oil and  gas  exploration  and
     production;   petroleum  refining,  marketing   and   distribution;
     chemicals; power production; and coal. Coastal's World Wide Web site at www.coastalcorp.com provides additional information on the company.

         CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This release includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The companies have made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release, including, without limitation, oil and gas prices; general economic and weather conditions in geographic regions or markets served by El Paso Energy and The Coastal Corporation and their affiliates, or where operations of the companies and their affiliates are located; inability to realize anticipated synergies and cost savings on a timely basis; difficulty in integration of operations; and competition. While the companies make these statements and projections in good faith, neither company nor their managements can guarantee that the anticipated future results will be achieved. Reference should be made to the companies' (and their affiliates') Securities and Exchange Commission (SEC) filings for additional important factors that may affect actual results.

                              INVESTOR NOTICE

          Investors are urged to read the proxy statement/prospectus which will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger because it will contain important information. After it is cleared with the SEC, the proxy statement/prospectus will be available free of charge on the SEC's web site (www.sec.gov), from El Paso Energy Corporation's office of Investor Relations, and from Coastal's Corporate Secretary.
          In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of El Paso Energy shareholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing under
     Schedule  14A  made by El Paso Energy Corporation  on  January  18,
     2000.

                                   # # #

     Contacts:

     El Paso Energy Corporation

          Public Relations              Investor Relations
          Norma F. Dunn                 Bruce L. Connery
          Senior Vice President         Vice President
          Office:   (713) 420-3750      Office:  (713)  420-5855
          Fax:      (713) 420-3632      Fax:     (713)  420-4417

     The Coastal Corporation

          Media Relations                    Investor Relations
          Greg Clock                         Stirling D. Pack
          Director                           Vice President
          Office:   (713) 877-3993           Office:  (713)  877-6924
          Fax:      (713) 877-3299           Fax:     (713)  297-1102



* Merger Presskit

(http://www.epenergy.com/merger2/presskit2.asp)

* Map of Assets
* Press Release
* Fact Sheet
* El Paso Energy Corporate Profile
* Coastal Corporate Profile
* Ronald Kuehn, Jr. - Bio
* William A. Wise - Bio
* David A. Arledge - Bio
* El paso Energy Growth
* Stock Price Appreciation
* El Paso Energy Logo

Merger Presskit

El Paso Energy Corporation (NYSE:EPG) and The Coastal Corporation (NYSE:CGP) announced today the execution of definitive agreements for the merger of El Paso Energy and Coastal.

As a service to our shareholders, investors and customers, we have made our press kit available online. The list of links on the left connects you with the latest information about the El Paso Energy/Coastal Corporation. As you can see, you have instant access to the merger press release, the corporate profiles, a map of assets and much more.

[Press Release dated January 18, 2000 filed as Exhibit 99.1]

El Paso Energy Corporation Merger with Coastal Corporation
Map of Assets

Combined U.S. Operations: El Paso Energy and Coastal

[Graphic Map of United States]

-----------------------------------------------
- Gas Transmission          O Production
* Gathering/Processing      o Power Plants
________________________________________________

Fact Sheet

Financial Statistics ($ Millions)
                     El Paso     Coastal      Combined
                    1999 est.    1999 est.   1999 Pro Forma est.

Revenues            $10,600     $   7,600      $   18,200
EBIT                  1,100           990           2,090
EBITDA                1,700         1,500           3,200
Net Income              420           500             920
Total Assets        $16,800     $  14,700      $   31,500
Shares
outstanding (MM)         230          214             499

Strategic Benefits of Combination
* Creates North American gas and power industry leader.
* Creates the only company that is one of the top five companies in every sector of the wholesale natural gas and power arena.
* Creates well-positioned convergence player, integrated from wellhead to electron, with the scale and market reach to lead the industry.
* Will be immediately accretive to earnings per share in 2001 and 2002 as well as balance sheet and credit enhancing.
* Provides the scale needed to build break out businesses such as telecommunications and electric transmission.
* Improves growth prospects for all business segments through additional scale, skills, geographic reach and opportunity sets.

El Paso Energy Corporation Merger with Coastal Corporation


El Paso Energy Highlights

* The largest natural gas company in North America. Owns
  North America's largest natural gas pipeline system, both in terms of throughput and miles of pipeline. One of the fastest growing companies in America, with an asset value in excess of $16 billion.
* Employs approximately 4,700 people and is headquartered in Houston, Texas.
* Provides comprehensive energy solutions through its strategic business units: El Paso Natural Gas Company, Tennessee Gas Pipeline Company, Southern Natural Gas Company, El Paso Field Services Company, El Paso Merchant Energy Company, El Paso Production Company, and El Paso Energy International Company. Has operations in natural gas transmission, gas gathering and processing, gas and oil production, power generation, merchant energy services, and international project development.


Coastal Highlights

* A Fortune 500 energy holding company with assets of more than $12 billion and subsidiary operations across the energy industry.
* Employs approximately 13,200 people and is headquartered in Houston, Texas.
* Offers a complete line of energy services-natural gas gathering, marketing, processing, storage and transmission; petroleum refining, marketing and distribution and chemicals; gas and oil exploration and production; coal mining; and power-to natural gas transporters, producers, electric generators and a variety of end-users.
* Coastal's ANR pipeline system covers strategic areas across the Midwest and Great Lakes regions, and its Colorado Interstate Gas system traverses the Rockies.


Comparative Ranking of Combined Company

                                 Interstate          Power
                 Interstate     Transportation      Marketed
                    Miles          (Bcf/d)          (MM MWh)

El Paso/Coastal     56,600           20.7              89.9
El Paso Energy      38,600           12.7              79.4
Coastal             18,000            8.0              10.5
Duke Energy         11,500            3.9              98.9
Enron               32,000            9.0             402.4
Williams            27,000           10.1              16.9

Source: DLJ Research

El Paso Energy  Corporate Profile

El Paso Energy Corporation is one of the fastest growing companies in America today, with an asset value in excess of $16 billion. The company provides comprehensive energy solutions through its strategic business units: Tennessee Gas Pipeline Company, El Paso Natural Gas Company, Southern Natural Gas Company, El Paso Field Services Company, El Paso Merchant Energy Company, El Paso Production Company, and El Paso Energy International Company. The company owns North America's largest natural gas pipeline system, both in terms of throughput and miles of pipeline, and has operations in natural gas transmission, gas gathering and processing, gas and oil production, power generation, merchant energy services, and international project development. El Paso Energy is traded on the New York Stock Exchange under the symbol EPG and is headquartered in Houston, Texas. Ronald
L. Kuehn, Jr. is chairman of the board of directors. William A. Wise is president and chief executive officer of El Paso Energy. Other senior officers of the holding company include H. Brent Austin, executive vice president and chief financial officer; Joel Richards III, executive vice president, Human Resources and Administration; Britton White, Jr., executive vice president, General Counsel and Governmental Affairs; and William A. Smith, executive vice president, Business Development.

Business Units

Natural Gas Transmission
El Paso Energy Corporation's pipeline system spans the United States from coast to coast and border to border and extends into Mexico. The company's pipeline systems collectively comprise 38,600 miles of the best-run, safest, most reliable natural gas transmission pipeline in the business. John W. Somerhalder II is president of the Pipeline Group.

  Tennessee Gas Pipeline-The assets of Tennessee Gas Pipeline
  Company include two separate interstate pipeline systems, Tennessee Gas Pipeline and Midwestern Gas Transmission. These pipelines are powered by 100 compressor stations transport natural gas from supply regions in Texas, Louisiana and the Gulf of Mexico to key markets in 19 eastern and midwestern states as well as major metropolitan areas including New York City, Boston and Chicago. John W. Somerhalder II is president of Tennessee Gas Pipeline.

  El Paso Natural Gas-Two interstate pipeline systems, El Paso
  Natural Gas and Mojave Pipeline Operating Company, comprise El Paso Natural Gas Company. El Paso Natural Gas serves important market regions in the western half of the United States.
  Patricia A. Shelton is president of El Paso Natural Gas.

  Southern Natural Gas Pipeline-Southern Natural Gas is the major pipeline system serving the Southeast including high growth market areas from Florida to East Texas. The system's pipeline transports natural gas across seven states powered by nearly half a million horsepower of compression. James C. Yardley is president of Southern Natural Gas.

Production and Merchant Energy
El Paso Energy's production, power generation, and marketing services are integrated within the Production and Merchant Energy group. Ralph Eads is the group executive vice president of this organization.

  El Paso Merchant Energy Company-El Paso Energy's marketing and power generation activities are managed by El Paso Merchant Energy. This group provides natural gas transportation management, storage, and integrated price risk management to wholesale customers throughout North America. El Paso Merchant Energy also develops and invests in power generation facilities. The company owns or has interests in 5,500 megawatts of generation, is a top-ranked power marketer, and has 24-hour-a-day electric dispatch capability. Greg G. Jenkins is president of El Paso Merchant Energy.

  El Paso Production Company-Operating primarily in the Gulf of Mexico, Texas, Louisiana, Oklahoma, and Alabama, El Paso Production is focused on profitably managing the company's oil and natural gas reserves. El Paso Production currently has an active leasehold interest in approximately 421 offshore blocks, totaling approximately 1.7 million net acres. With over 1.4 trillion cubic feet equivalent of reserves, El Paso is the largest leaseholder in the shallow-water area of the Gulf of Mexico. John B. Holmes, Jr. is the president of El Paso Production.

El Paso Field Services Company
Through its interests in El Paso Energy Partners, L.P., El Paso Field Services Company has become the largest gatherer of offshore Gulf of Mexico natural gas and the second largest natural gas gatherer industry wide. Field Services provides gathering, treating, processing, compression, and intrastate transmission services to producers throughout the southern United States and the Gulf of Mexico. The company also provides producer-financing services through EnCap Investments L.C. The company owns and operates $1.7 billion in assets including 60 pipeline systems, 16 processing and treating plants, and 8 offshore platforms. Robert G. Phillips is president of El Paso Field Services.

El Paso Energy International Company
Developing energy infrastructure projects around the world is the focus of El Paso Energy International Company. The company currently holds interests in assets on five continents, including 5,000 miles of pipeline and 6,600 megawatts of power generation. El Paso Energy International offers financing, project development, construction and operation services. John D. Hushon is president of El Paso Energy International.

For more information:
El Paso Energy can be found on the Internet at www.epenergy.com.

Coastal Corporate Profile
[Logo]
The Coastal Corporation

Coastal is a Houston-based Fortune 500 energy holding company with consolidated assets of more than $14 billion and subsidiary operations in natural gas gathering, storage, gathering/processing and marketing; oil and gas exploration and production; petroleum refining, marketing and distribution; chemicals; power production; and coal. Coastal's World Wide Web site at www.coastalcorp.com provides additional information on the company.


Natural Gas
Coastal handles about 13 percent of all gas consumed in the United States. The company's extensive natural gas business includes domestic gathering, processing, storage and transportation operations, ownership interests in almost 18,000 miles of domestic pipelines, and an international gas project development company. Coastal's gas storage facilities are the second largest in the United States. Unregulated natural gas marketing is performed by the 50-percent owned ventures, Engage Energy U.S., L.P. and Engage Energy Canada, L.P., positioned as one of the largest marketers of natural gas and electricity in North America.

Refining, Marketing and Chemicals
Coastal's four refineries have the capacity to process 468,000 barrels of crude oil per day to produce a range of gasolines and diesel fuels, jet fuels, asphalt, industrial lubricants, and a host of quality automotive products. Coastal also produces agricultural and industrial chemicals and petrochemicals at several facilities in the United States and Canada. Coastal moves products to market through an efficient transportation network, including crude oil and product pipelines, truck fleets, tugs and barges and railroad tank cars.

Exploration and Production
With primary operations in the Gulf of Mexico, South Texas and Utah, and with exploration and production rights in a number of foreign countries, Coastal's exploration and production division is its most rapidly expanding business. From 1994 through 1997, E&P increased production 80 percent, reduced cash production costs more than 25 percent, and increased total reserves 143 percent. In 1997, for the third consecutive year, E&P added proved reserves that were more than three times the volumes produced.

Power
Coastal's successful electric power production subsidiary now operates plants in the United States, China, El Salvador, and the Dominican Republic and has projects in various stages of development in Pakistan, Nicaragua, and Guatemala. The company seeks opportunities in the United States to complement its upstream and downstream gas assets with gas-fired power projects.

Coal
Coastal's coal business in the eastern United States is substantially low-sulfur and is transforming its operations from processing and marketing into an integrated company that mines, processes, and sells its own coal. Among other things, it operates a business that blends and mixes custom-made fuel to meet the specific needs of its customers, most of which are large power plants

Ronald Kuehn, Jr. Bio

[Picture of Ronald Kuehn, Jr.]

Ronald Kuehn, Jr. is chairman of the Board of Directors of El Paso Energy Corporation. He was chairman, president, and chief executive officer of Sonat Inc. before joining El Paso following the merger of the two companies in 1999.

He joined Sonat in July of 1970, serving in various positions with Southern Natural Gas Company including senior vice president, general counsel and secretary. He became executive vice president of Sonat Inc. in 1981; president and chief operating officer in 1982; president and chief executive officer in 1984; and assumed the additional title of chairman in April of 1986.

Before joining Sonat, he was executive vice president and general counsel for Allied Artists Pictures. He was also an associate attorney at Hughes Hubbard & Reed.

Mr. Kuehn has a bachelor of science degree from Fordham University and received his law degree from Fordham Law School.

He is a member of the board of directors of AmSouth
Bancorporation-Birmingham, Alabama; Dun & Bradstreet
Corporation-Murray Hill, New Jersey; Protective Life
Corporation-Birmingham, Alabama; Praxair, Inc.-Danbury,
Connecticut; Transocean Offshore Inc.-Houston, Texas, and Union
Carbide Corporation-Danbury, Connecticut. He also serves on the Board of Trustees for Tuskegee University and Southern Research
Institute.

He serves on the boards of the Birmingham Area Chamber of Commerce, United Way of Jefferson-Shelby-Walker Counties and National Boys & Girls Clubs of America. He is a past president of the Birmingham Area Council of Boy Scouts of America. Additionally, he is a member of the National Petroleum Council, the Bretton Woods Committee, Newcomen Society of the United States, Newcomen Society of North America, Birmingham Rotary Club, Leadership Birmingham, Leadership Alabama, and Business Leadership.

He is a former chairman of the Interstate Natural Gas Association of America as well as the Gas Research Institute.

He and his family reside in Birmingham, Alabama.

William A. Wise Bio

[Picture of William A. Wise]


William A. Wise is president and chief executive officer and a member of the board of directors of El Paso Energy Corporation. He is chairman and chief executive officer and a member of the board of directors of El Paso Natural Gas Company.

Mr. Wise has been with the company since 1970, becoming counsel, senior counsel and principal counsel of the El Paso Company in 1980. He became vice president and assistant general counsel of that company in May 1982, general counsel in May 1983, and senior vice president in August 1983. In January 1984, he became senior vice president of El Paso Natural Gas Company and became executive vice president in May 1987. Mr. Wise became president and chief operating officer in April 1989, chief executive officer in January 1990, chairman in January 1994, and assumed the title of chairman, president and chief executive officer of El Paso Energy Corporation in April 1996.

Mr. Wise has a bachelor of arts degree from Vanderbilt University and received his law degree from the University of Colorado School of Law, where he was an editor of the University of Colorado Law
Review.

He is a member of the Colorado Bar Association, the Natural Gas Council, the New York Mercantile Exchange Natural Gas Futures Advisory Committee, the Tri-Regional Committee, the National Petroleum Council, the Texas Governors Business Council, the Business Roundtable and Team 100. He is a member of the board of directors of Battle Mountain Gold Company; Chase Bank of Texas - Houston, the Greater Houston Partnership; the Interstate Natural Gas Association of America and the Sam Houston Area Council for the Boy Scouts of America. Mr. Wise serves as chairman of the Charter School Task Force for the Texas Governor's Business Council and is on the board of governors for the Houston Forum. He is also a member of the board of trustees of the Museum of Fine Arts in Houston and co-chairman of the board of directors of the Houston Music Hall Foundation.

Mr. Wise is a former chairman of the board of the Interstate
Natural Gas Association of America.

He and his family reside in Houston, Texas.

David A. Arledge Bio

The Coastal Corporation
[Logo]

[Photo of David A. Arledge]
David A. Arledge


DAVID A. ARLEDGE is chairman, president and chief executive officer of The Coastal Corporation, a Houston-based energy holding company with consolidated assets of more than $12 billion and subsidiary operations in natural gas transmission, storage, gathering/processing and marketing; oil and gas exploration and production; petroleum refining, marketing and distribution; chemicals; power production; and coal.

Mr. Arledge graduated with honors from the University of Texas, Austin, where he earned a bachelor's degree in business administration. He received a law degree from the University of Texas Law School and attended New York University's Graduate Tax
Law Program.

Mr. Arledge was appointed chief operating officer of The Coastal Corporation in July 1993 and elected senior executive vice president the following month. He was elected president in March 1994, appointed to the Executive Committee in December, and assumed the additional post of chief executive officer in October 1995. On July 15, 1997, he was elected chairman of the board, becoming the second chairman in the company's 42-year history.

Mr. Arledge was recruited to Coastal to head the corporate tax department. He was elected a vice president of the company in 1982 and was given the additional responsibilities of treasury and corporate finance functions the following year. He was elected senior vice president, Finance in January 1984 and was named to the additional post of chief financial officer later the same year. In 1988, Mr. Arledge was elected to the board of directors. He was elected executive vice president the following year.

Mr. Arledge is chairman of the board of the Interstate Natural Gas Association of America, a member of the 25 Year Club of the Petroleum Industry, the Natural Gas Council, and a member of the State Bar of Texas. He also serves as a member of the board of the Greater Houston Partnership and participates in the Chairman's Club of the United Way.

He and his family reside in the Houston area.

El Paso Energy Growth

Eight Years of Accelerating El paso Energy Growth
($ and Shares Outstanding in Millions)

                                                      Post
                              Post        Post        Sonat     Pro Forma
                               IPO       Tenneco      Merger     Coastal
                             3/31/92     12/31/96   12/31/99E     Merger
                            ---------------------------------------------
  Total assets               $ 2,081     $ 8,843      $16,800     $31,500
  Shares outstanding              74         111          230         499
  Equity market value        $   844     $ 2,791      $ 8,520     $18,525
  Total enterprise value     $ 1,481     $ 6,182      $16,550     $32,325

Stock Price Appreciation
As of December 31, 1999

[Chart]     EPG         309%
            S&P 500     264%
            S&P Natural 226%

                         S&P
              EPG    Natural Gas   S&P 500
12/31/1992   63.00%     21.00%       8.00%
12/31/1993   89.00%     39.00%      15.00%
12/31/1994   61.00%     28.00%      14.00%
12/31/1995   51.00%     76.00%      52.00%
12/31/1996  166.00%    127.00%      83.00%
12/31/1997  250.00%    162.00%     140.00%
12/31/1998  266.00%    180.00%     204.00%
12/31/1999  309.00%    226.00%     264.00%

Script of Video to Employees
William A. Wise

Good morning.

I wish I could speak with each one of you in person today; however, since the need to provide a timely account of today's events is critical, I'm using this video as a way to get information to you as quickly as possible.

I have exceptional news to share with you.
As you may have already heard by now, we issued a press release this morning announcing a new transaction that will have a significant impact on the future of our company.

El Paso Energy Corporation and The Coastal
Corporation have entered into a strategic merger agreement. Under the terms of this agreement, El Paso and Coastal will combine to form a new company, one that will be, by any measure, the leading natural gas and power franchise in North America. Last year's merger with Sonat solidified our core base in all the strategic segments of the natural gas industry. Today's transaction vaults us into the top tier of energy majors.
The total value of this deal is approximately
$16 billion, including $6 billion of assumed debt and preferred equity. It is a stock transaction and will be accounted for as a pooling of interests. Each share of Coastal stock will be exchanged for 1.23 shares of El
Paso stock.

The new combined company will become the only company to have a top tier presence in every sector of the natural gas and power arena, including natural gas transmission, production, gathering and processing, marketing, and power generation. Our combined interstate transmission systems will consist of 60,000 miles of pipeline and will move more gas than any natural gas company in the world. We will have 16,000 miles of gathering systems, 22 processing plants, and we will process over one and a half billion cubic feet per day of gas in our midstream business. Together the companies control over 12,000 MW of power generation worldwide. The new company will have proven reserves in excess of five trillion cubic feet equivalent and based on our for the combined company's production for this year, we will be among the top three U.S. producers of natural gas, immediately behind Exxon and BP/Amoco. In addition, we will be adding some new businesses to our current portfolio of energy services, including the refining, retail marketing, and terminaling of refined products.

As we discussed at our recent employee
meetings, one of our key strategies for
continued future growth has been to seek significant acquisitions and mergers within our industry. The merger between El Paso and Tenneco Energy is generally perceived to be one of the most successful mergers in the energy industry. The El Paso/Sonat merger has been equally successful. I believe that this merger will set still a new standard, not only for our company, but also for the energy industry. As you may recall from one of my slides in the employee meeting, the total enterprise value of this company at the end of 1995 was $2 billion. In 1997, after the Tenneco merger, we more than doubled the enterprise value of the company to $7 billion. Then at the end of 1999, after we closed the merger with Sonat, the enterprise value of the company more than doubled again to over $16 billion. With this deal, in just one year, we have the opportunity to double the total enterprise value of this company once again to over $32 billion.

What does achieving size, scale, and scope of this magnitude mean to us? It most certainly means we will have access to opportunities that are unprecedented in this industry. We will be uniquely positioned to take advantage of emerging opportunities as the gas and power arenas continue to converge.
Furthermore, we will be integrated from
wellhead to electron with the scale and
market reach to lead both the gas industry and the power industry in North America.

I know that many of you have questions about this merger and how it will impact you. I'd like to take a few minutes now to try to address some of these questions.

Let me begin by telling you about The Coastal
Corporation. Coastal is a Fortune 500 energy company with assets of more than $14 billion and subsidiary operations in natural gas gathering, marketing, processing, storage and transmission; petroleum refining, marketing, distribution and chemicals; gas and oil exploration and production; coal mining; and power. The company's headquarters are in Houston.

Coastal has 2 large regulated pipeline
systems: ANR pipeline and Colorado Interstate
Gas Company.  The regulated pipelines
transport 8 billion cubic feet of gas per day through 18,000 miles of pipeline, principally located in strategic regions throughout the central and Midwestern portion of the United
States. The company also has interests in the Great Lakes, Wyoming and the Alliance pipelines.

Coastal has 4,000 miles of gathering systems in its midstream business and 10 processing plants, 7 of which it operates. Coastal has entered into a partnership with a large
Canadian energy company to form a company called Engage Energy, which markets natural gas and provides energy management services.
Coastal also has significant exploration and production assets that include 3.6 Tcfe of proven reserves, the vast majority of which are natural gas. Coastal oil and gas has been one of the most successful oil and gas companies achieving top quartile performance in both finding costs and production growth.

In addition to these assets, which are a natural fit with our existing assets, Coastal has 3 principal refineries, which have the capacity to process 520,000 barrels of crude oil per day and produce a range of fuels, lubricants, and automotive products. They also have chemical operations, terminal facilities, and about 400 company-owned retail stores.

This is a giant move for our company, but we feel this is the right time and the right opportunity for us. Let me describe for you some of the key strategic benefits of this merger. We believe the scale, the skills, the opportunity sets, and the geographic reach of each business unit will benefit from this merger. The merger will be accretive to our earnings and it will enhance our credit rating. We will have access to capital at a lower cost and we believe that, over time, we will become the energy company of choice for institutional investors.

I want to take this opportunity to emphasize that we believe that El Paso Energy on a standalone basis remains on target for meeting our stated goal of 10 to 15 percent earnings growth for the next few years.
However, the financial community and our investors expect us to continue to increase earnings and shareholder value. We believe that this merger will help us meet those expectations through growth in both the regulated and non-regulated sides of our business-the combination should enhance the performance of all our business units. In fact, we expect the merger to add more than 5 percent to our earnings in 2001 and 2002.

Now, let me tell you about the company that will be formed when the merger is complete.
The company will be headquartered in Houston.
Ronald L. Kuehn, Jr. will remain chairman of the board of El Paso Energy until December
31, 2000.  At that time, I will become
chairman, president and chief executive
officer of the combined company.  David A.
Arledge, who is currently the chairman,
president and chief executive officer of The
Coastal Corporation, will become vice-
chairman and will oversee the non-regulated operations of the combined company. The
Board of Directors for the combined company will consist of 12 directors-seven designated by El Paso and five designated by Coastal.

Now here's the sequence of events for this transaction. First, the Securities and
Exchange Commission must review the merger disclosure documents. This will take about 60 to 90 days. During this time, we will also seek to obtain any regulatory approvals that are required. Once the SEC review is complete, shareholder approvals from both companies will be sought. We expect to complete this approval process and close the deal by year-end 2000.

I'd like to stress again what an important opportunity this transaction provides for all of us. The challenge before us now is to apply our proven experience to realize the full potential of this new merger. We will begin immediately assembling transition teams with key personnel from both organizations.
This process has proved effective in our previous mergers, ensuring that we capture the best ideas and practices from each company and achieve a smooth transition to a single organization immediately upon closing.

I hope my discussion today has helped you understand the strategic reasons for the merger and how it will help ensure the continued growth of El Paso Energy
Corporation. You can look for further
communications about this merger in the very near future. We welcome your questions and are committed to doing everything we can to answer them.

In closing I would also like to thank each of you for the tremendous job you have done in completing the Sonat merger. That success has positioned us to take this next step to becoming the clear leader in our industry.

Thank you.


[The following information inserted as
a graphic on video image]

       CAUTIONARY STATEMENT REGARDING
         FORWARD-LOOKING STATEMENTS
     This release includes forward-looking
statements and projections, made in reliance on the safe harbor provisions of the Private
Securities Litigation Reform Act of 1995. The companies have made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release, including, without limitation, oil and gas prices; general economic and weather conditions in geographic regions or markets served by El Paso and Coastal and their affiliates, or where operations of the companies and their affiliates are located; inability to realize anticipated synergies and cost savings on a timely basis; difficulty in integration of operations; and competition. While the companies make these statements and projections in good faith, neither company nor their managements can guarantee that the anticipated future results will be achieved.
Reference should be made to the companies'
(and their affiliates') Securities and
Exchange Commission filings for additional important factors that may affect actual results.

               INVESTOR NOTICE
     Investors are urged to read the proxy
statement/prospectus which will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger because it will contain important information. After it is filed with the SEC, the proxy statement/prospectus will be available for free on the SEC's web site (www.sec.gov) and from El Paso Energy
Corporation's office of Investor Relations.
     In addition, the identity of the people
who, under SEC rules, may be considered
"participants in the solicitation" of El Paso
Energy shareholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing under Schedule 14A made by El Paso Energy
Corporation on January 18, 2000.

[Logo] El Paso Energy                           [Logo] The Coastal Corporation

                        EL PASO ENERGY CORPORATION/
                        COASTAL CORPORATION MERGER
                        ---------------------------------
                        January 2000

       CAUTIONARY STATEMENT REGARDING
         FORWARD-LOOKING STATEMENTS

  This presentation includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private
Securities Litigation Reform Act of 1995. The companies have made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this presentation, including, without limitation, oil and gas prices; general economic and weather conditions in geographic regions or markets served by El Paso Energy and Coastal and their affiliates, or where operations of the companies and their affiliates are located; inability to realize anticipated synergies and cost savings on a timely basis; difficulty in integration of operations; and competition. While the companies make these statements and projections in good faith, neither company nor their managements can guarantee that the anticipated future results will be achieved.
Reference should be made to the companies'
(and their affiliates') Securities and
Exchange Commission filings for additional important factors that may affect actual results.

               INVESTOR NOTICE
     Investors are urged to read the proxy
statement/prospectus which will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger because it will contain important information. After it is filed with the SEC, the proxy statement/prospectus will be available for free on the SEC's web site (www.sec.gov) and from El Paso Energy
Corporation's office of Investor Relations and Coastal's office of the Corporate Secretary.

     In addition, the identity of the people
who, under SEC rules, may be considered
"participants in the solicitation" of El Paso
Energy shareholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing under Schedule 14A made by El Paso Energy
Corporation on January 18, 2000.

AGENDA

* Transaction Overview
* Strategic Benefits
* Combined Operations Review
* Financal Review
* Summary

[Logo] El Paso Energy                           [Logo] The Coastal Corporation

                        TRANSACTION OVERVIEW
                        ------------------------------------

TRANSACTION SUMMARY

* Stock-for-stock exchange
  * 1.23 El Paso common shares for each Coastal share

* Pooling of interests accounting

* 12 member combined Board of Directors,
   7 from El Paso and 5 from Coastal

* $16 billion transaction value
  * $10 billion equity issued
  * $6 billion debt and preferred equity assumed

COMBINED NORTH AMERICAN GAS AND POWER OPERATIONS

[Graphic Map of United States]
--------------------------------------------
El Paso
--------------------------------------------
- Gas Transmission           O Production
* Gathering/Processing       o Power Plants
--------------------------------------------

COMBINED NORTH AMERICAN GAS AND POWER OPERATIONS

[Graphic Map of United States]
--------------------------------------------
El Paso
--------------------------------------------
- Gas Transmission           O Production
* Gathering/Processing       o Power Plants
--------------------------------------------
--------------------------------------------
Coastal
--------------------------------------------
- Gas Transmission           O Production
* Gathering/Processing       o Power Plants
--------------------------------------------

RELATIVE SIZE OF COMBINED COMPANY
$ Millions

                                            Equity
                     1999E Net    1999E     Market    Enterprise
                      Income      EBITDA     Value       Value
                      ---------------------------------------------

Gas companies:
  El Paso/Coastal     $  920      $ 3,200    $ 18,525  $ 32,325
  Coastal                500        1,500       7,700    13,470
  El Paso                420        1,700       8,520    16,550
  Enron                  902        2,965      40,343    49,422
  Williams Cos.          179        1,717      15,189    23,623

 Utilities:
   Duke Energy         1,297        3,982      19,907    30,849
   PG&E                  723        3,936       8,376    19,588
   Southern Co.        1,337        5,110      16,238    34,277

Source: DLJ Research, enterprise value (other than EPG and CGP) based on 3Q99.

[Logo] El Paso Energy                           [Logo] The Coastal Corporation

                       STRATEGIC BENEFITS
                       _______________________________________

STRATEGIC BENEFITS

* Creates North American gas and power industry leader

* Well-positioned convergence player
  * Integrated from wellhead to electron
  * Scale and market reach to lead industry

* Immediately accretive to EPS in 2001 and 2002; balance sheet and credit enhancing

STRATEGIC BENEFITS

* Enchances P/E multiple
  * Scale to build break out businesses
  * Demand for world scale, large cap companies - the "must own" energy company
  * Cost of capital advantage

COMBINED COMPETITIVE POSITION
Pro Forma 2000
Domestic Natural Gas Value Chain

                                                              ----------
               Production            BP/Amoco                          |
                                     Exxon/Mobil                       |
                                  #3 El Paso      Burlington           |
                                                                       |
                                                                       |
                Processing           Duke                              |
                                  #2 El Paso                       THE ONLY
                                     Williams                      TOP TIER
                                                                   PLAYER IN
                Transmission      #1 El Paso      Enron          EVERY SEGMENT
                                     Williams     Columbia             |
                                     Duke         CMS                  |
                                                                       |
                Wholesale            Enron                             |
                Marketing         #2 El Paso      Duke                 |
                                     Southern     Dynegy               |
                                                                       |
                                                                       |
                Merchant Power       Southern     AES                  |
                                     Edison       El Paso #5           |
                                     Duke         PG&E                 |
                                                                       |
                                                                       |
                                                                       |
                                                             ___________

RELATIVE VALUATION DATA
$ Millions

                              Equity    Projected
                              Market    5-year EPS  Dividend   2000 P/E
                              Value    Growth Rate    Yield    Multiple
-------------------------------------------------------------------------
El Paso/Coastal Pro Forma   $  18,525   Over 15%       2.2%       15.1x


Super Majors
  Exxon Mobil               $289,042         10%       2.1%       25.7x
  Royal Dutch Shell          218,609          8        2.5        24.9
  BP Amoco                   183,668          5        2.5        23.6

Majors
  Chevron                   $ 56,931         11%       2.9%       19.5x
  Texaco                      31,836          7        3.1        17.4
  Conoco                      15,750          9        3.0        16.1

Power and Gas
  Enron                     $ 40,343         15%       1.3%       38.1x
  Duke Energy                 19,907          8        4.1        13.4
  AES                         15,995         20        0.0        24.6

[Logo] El Paso Energy                           [Logo] The Coastal Corporation


                                COMBINED OPERATIONS REVIEW
                                ----------------------------------------------

HIGHER GROWTH PROSPECTS FOR EVERY BUSINESS SEGMENT

* Scale

* Skills

* Geographic reach

* Opportunity set

2000E EBIT CONTRIBUTION
$ Millions

    El Paso
    Stand-alone
    -----------
    [Pie graph]

    58%  Natural Gas Transmission
    11%  Field Services
    18% Merchant Energy & Power
    14% Production
    ------
    $1,400
    ------

    Coastal
    Stand-alone
    -----------
    [Pie graph]

    35% Natural Gas Transmission
     6% Field Services
    18% Merchant Energy & Power
    27% Production
    14% Refining & Other
    -------
    $1,200
    -------

    Combined
    Company
    -----------
    [Pie graph]

    47% Natural Gas Transmission
     9% Field Services
    18% Merchant Energy & Power
    20% Production
     6% Refining & Other
    --------
    $2,600
    --------

OPERATIONS OVERVIEW

* Natural gas transmission

* Field services

PIPELINES

* Strongest group of assets in the world - best markets and best supply access

* Extremely favorable macro trends

  * Growing power generation demand for gas
  * Environmentally preferred fuel

* CIG, Southern Natural Gas and Tennessee Gas
  Pipelines all essentially fully contracted

* Significant long-term upside on ANR and El Paso Natural Gas

* Growing inventory of expansion projects

* 2-5% growth plus significant free cash flow

COMBINED PIPELINES

[Map of United States showing El Paso pipelines]

COMBINED PIPELINES

[Map of United States showing El Paso and Coastal pipelines]

CURRENTLY PROPOSED PROJECTS

[Map of United States showing El Paso and Coastal pipelines]

Total Generation      165,000 MW
Gas Fired                   98%

NERC REGION COVERAGE
PRESENCE IN ALL NERC REGIONS

[Map of United States showing coverage]
[Regions listed]
WSCC           MAPP            MAIN
NPCC           ECAR            MAAC
SPP            SERC            ERCOT
FRCC

FIELD SERVICES

* Leading asset position in the fastest growing producing areas:
  Rockies, South Texas, Gulf of Mexico and San Juan Basin

* Large combined E&P company will expand opportunity set significantly

* Increased potential to grow El Paso Energy Partners

* Significant integration opportunities

COMBINED FIELD SERVICES

[Map of United States showing El Paso coverage]

El Paso
- Gathering     --- Offshore
* Processing

COMBINED FIELD SERVICES

[ Map of United States showing Coastal and El Paso coverage]

- Gathering     --- Offshore
* Processing

1999E FIELD SERVICES PROFILE


                                El Paso      Coastal      Combined
                                -----------------------------------
Miles of gathering               11,000        4,000       15,000

Gathering throughput (BBTu/d)     4,420        1,000        5,420

Processing and treating plants       11           15           26

Processing throughput (BBTU/d)    1,030          525        1,555

Total throughput (BBTu/d)         5,450        1,525        6,975

NGL production (Bbls/d)          60,000       55,000       115,000

OPERATING REVIEW

* PRODUCTION

* MERCHANT ENERGY AND POWER

* REFINING

1999E COMBINED U.S. RESERVE PROFILE
Bcfe

                         El Paso     Coastal     Combined     % of Total
                         _______________________________________________
Gulf Coast Onshore        1,130        1,340         2,470          49

Offshore                    275          810         1,085          22

Rockies                       -        1,460         1,460          29
                         ________________________________________________
  Total                   1,405        3,610         5,015         100%
                         ================================================

2000E production            240          375           615           --

% hedged                     90%          20%           48%          --

PROFILE

* Key areas of technical leadership

  * Deep drilling
  * Completion procedures
  * Seismic processing and interpretation

* Strong positions in highest growth areas - South Texas, Rockies, and coalbed methane

* Huge backlog of development projects

* Several large emerging plays - Gulf of Mexico tight sands, James Lime, Big Ticket, horizontal Castlegate, Bossier sand

E&P STRATEGY

* Manage for value creation and return
  * Strict criteria
  * Earnings focus

* Aggressively hedge price risk

* Build synergies with other El Paso segments

E&P/FIELD SERVICES SYNERGIES
$ Millions

                                                Annual Revenue
                                                   Potential
_______________________________________________________________

 Raton Basin Pipeline                              $ 5-10

 James Lime Gathering                                6-8

 CBM Gathering/Pipeline                              5-7

 Alabama Intrastate                                  2-5
                                                ______________
                                                  $18 - $30

OUTLOOK

* Sustainable production growth at attractive finding and development costs

* Free cash flow generator

* Limit earnings volatility

  * Price hedging

  * Maintain large project inventory

MERCHANT ENERGY AND POWER

* Expanded asset base for Project Electron

* Combines El Paso gas and power marketing with strong, asset-based crude oil operation

* Significant equity gas position

* Scale of company will enhance growth

* Over $50 MM in identified incremental revenues

MERCHANT ENERGY REVENUE SYNERGIES
$ Millions
                                                Annual Revenue
                                                   Potential
                                               _________________

Power plant restructuring                          $ 10 - 15
Structured gas transaction                           10 - 20
Equity gas marketing/hedging                         10 - 25
Long fuel supply transactions                        20 - 30
Incremental power marketing                          20 - 40
 (Tolling, financing, and reverse NUG)
                                                 ----------------
                                                   $ 70 - 130

INTERNATIONAL

* Highly complementary asset positions

* Fuel terminals provide strong potential synergies

  * Southeast Asia
  * Latin America

* Advances strategy to build regional businesses

COMBINED POWER GENERATION PROFILE

                         El Paso     Coastal       Combined
                         ___________________________________

Number of plants             50          18             68

Gross power (MW)
  Domestic                5,420       2,040          7,460
  International           7,710       1,850          9,560
                        ___________________________________
Total                    13,130       3,890         17,020
                        ===================================

Net power (MW)
  Domestic                3,520       1,130          4,650
  International           2,450         890          3,340
                         -----------------------------------
Total                     5,970       2,020          7,990
                         ===================================

COMBINED OPERATIONS

[Graphic of Map of World with El Paso operations]

El Paso
o  E&P Assets
[] Power Plants
+  Pipelines

[Graphic of Map of World with El Paso and Coastal operations]

El Paso
o  E&P Assets
[] Power Plants
+  Pipelines

Coastal
o  E&P Assets
^  Terminaling
[] Power Plants
+  Pipelines

COASTAL REFINING

* Three principal refineries with 540,000 BOPD capacity (2000E)

* 6% of combined company EBIT

* Ability to process heavier crude oils provides cost advantage

* Successful program to enhance profitability and reduce volatility

  * Aruba expansion
  * Crude supply agreements at Aruba and Eagle Point

* Aggressively hedge price risk

[Logo] El Paso Energy                           [Logo] The Coastal Corporation

                              FINANCIAL REVIEW
                              ----------------------------------------------

COMBINED FINANCIAL STATISTICS
$ Millions
                                                              Pro Forma
1999E                    El Paso            Coastal           Combined
__________________________________________________________________________

Revenues                  $10,600              $7,600            $18,200
EBIT                        1,100                 990              2,090
EBITDA                      1,700               1,500              3,200
Net income                    420                 500                920

Year-end 1999E
__________________________________________________________________________
Total assets              $16,800             $14,700             $31,500

Total debt                  6,340               5,020              11,360
Preferred & minority int.   1,690                 750               2,440
Common equity*              8,520               7,700              18,525
                          -------------------------------------------------
                          $16,550             $13,470             $32,325

1999 YE shares outstanding    230                 214                  499

* Based on 1/14/00 closing prices of $37.125 for EPG and $36 for CGP

POSITIVE PRO FORMA CREDIT IMPACT

                               El Paso         Combined Company
                             Stand-alone          Pro Forma
_______________________________________________________________________

Total Debt/Total Capital         57.8%                54.9%

Net Debt/ EBITDA                  3.8x                 3.6x

EBITDA/Interest                   3.7x                 3.9x

COST SAVING COMPARISON
Synergies as Percent of Total O&M
$ Millions

[Chart]

El Paso Restructuring

$100 Synergies
$300 Total O&M 33%

Tenneco

$150 Synergies
$600 Total O&M 25%

Sonat

$100 Synergies
$300 Total O&M 33%

Coastal

$200 Syneries
$1,200 Total O&M 17%

COMMODITY PRICE SENSITIVITY:
EPS SENSITIVITY ANALYSIS
                                     2001E          Target (Hedged Basis)
                                  ________________________________________
                                      $     %              $         %
__________________________________________________________________________
El Paso stand-alone
  $0.10/McF natural gas            +$0.05  +1.8%           -         -
                                   -       -
Combined company
  $0.10/Mcf natural gas            +$0.08  +2.7%           +$0.04    +1.3%
                                   -       -               -         -

$0.25/Bbl 2-1-1 crack spread       +$0.05  +1.6%           +$0.025   +0.8%
                                   -       -               -         -

[Logo] El Paso Energy                           [Logo] The Coastal Corporation

                            SUMMARY
                           ----------------------------------------------------

EIGHT YEARS OF ACCELERATING
EL PASO ENERGY GROWTH
$ and Shares Outstanding in Millions

                                                    Post
                            Post        Post       Sonat     Pro Forma
                            IPO        Tenneco     Merger     Coastal
                          3/31/92      12/31/96   12/31/99E    Merger
----------------------------------------------------------------------------
Total assets               $ 2,081     $ 8,843     $16,800     $31,500
Shares outstanding              74         111         230         499
Equity Market value        $   844     $ 2,791     $ 8,520     $18,525
Total enterprise value     $ 1,481     $ 6,182      $16,550    $32,325

STOCK PRICE APPRECIATION
As of December 31, 1999

[Graph]

EPG         309%
S&P 500     264%
S&P Natural 226%
                                  S&P Natural
                      EPNG           Gas           S&P 500
                      0.00%          0.00%           0.00%
12/31/1992           63.00%         21.00%           8.00%
12/31/1993           89.00%         39.00%          15.00%
12/31/1994           61.00%         28.00%          14.00%
12/31/1995           51.00%         76.00%          52.00%
12/31/1996          166.00%        127.00%          83.00%
12/31/1997          250.00%        162.00%         140.00%
12/31/1998          266.00%        180.00%         204.00%
12/31/1999          309.00%        226.00%         264.00%

EBIT GROWTH
                   Pro Forma          2000-
                   Combined           2001
   Segment           2000E        Growth Rate       Comments
------------------------------------------------------------------------------
Pipelines           $1,240            3-5%        Existing expansion

Production             520           12-16%       Built-in production growth

Merchant Energy
  and Power            460           20-30%       Project Electron: revenue
                                                  synergies; international
                                                  ramp-up

Field Services         220           20-30%       Growing volumes plus
                                                  continued acquisitions and
                                                  revenue synergies

Refining and Other     160           20-25%       Full year of Aruba expansion
                  ------------------------------------------------------------
                    $2,600           15-20%       Includes full-year synergies

SIGNFICANT ACCRETION
FROM COMBINATION


---------------------------------------------------------------------------
               OVER 5% EPS ACCRETION IN 2001 AND 2002

               VERSUS EL PASO STAND-ALONE
---------------------------------------------------------------------------

[Logo] El Paso Energy

                        EL PASO ENERGY CORPORATION/
                        COASTAL CORPORATION MERGER
                        ---------------------------------
                        January 2000